EXHIBIT 99.1

TOP Ships Inc. Announces Management Estimate of Net Asset Value of $359.2 Million, a 24% Increase from the Previously Reported NAV

ATHENS, Greece, July 27, 2026 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “TOP Ships”) (NYSE American: TOPS), an international owner and operator of modern, fuel-efficient “ECO” tanker vessels, announced today that after taking into account the June 30, 2026, charter free vessel value estimates from third party international brokers, debt outstanding and cash, management estimates the Company’s net asset value (“NAV”) as of June 30, 2026, to be $359.2 million. This reflects a 24% increase from the previous NAV reported on March 10, 2026. This translates into a NAV of $47.19 per common share (based on the number of common shares currently outstanding) and $12.49 per common share on a fully diluted basis (assuming the conversion of all outstanding convertible preferred shares and the exercise of all outstanding warrants).

The Company’s CEO said:

“As of the last market close, we are trading at a 94% discount to our current estimate of our fully-diluted NAV. Our fleet has an average age of approximately 5.2 years, consisting of state-of-the-art vessels equipped with the latest eco-friendly and fuel-efficient specifications. In addition, our newbuilding pipeline comprises of eight high-specification 47,499 dwt MR tanker newbuildings, scheduled for delivery from Q2 2028 to Q4 2029. Furthermore, as previously announced, we intend to sell the megayacht M/Y Para Bellvm and exit the megayacht sector, with the objective of releasing significant capital — expected to be a multiple of our current market capitalization — for redeployment towards our core tanker business.”

About the Company

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the Company’s estimated net asset values including estimated net asset values per share, the potential acquisition of newbuildings, the intended divestment of the Company’s megayacht and the estimated proceeds and potential equity release that may be realized in connection with a divestment, and the redeployment of capital.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management's examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org